Contact

www.linkedin.com/in/jbenassaya
(LinkedIn)
jbenassaya.substack.com/
(Company)

Top Skills

Team Leadership
Strategic Partnerships
Project Management

Jonathan Benassaya

CEO & Co-Founder at SkinBit | Making Early Skin Cancer Detection Available to Everyone
Menlo Park, California, United States

Summary

Pioneering Early Skin Cancer Detection | CEO & Co-Founder at SkinBit.

After surviving melanoma in 2020, I'm leading SkinBit to revolutionize skin cancer detection through breakthrough millimeter-wave imaging technology. We're building technology that detects skin cancer in 60 seconds with higher accuracy than traditional methods - addressing a critical healthcare crisis affecting 1 in 5 Americans.

Previously co-founded Deezer (EPA: DEEZR), scaling to $100M ARR and 400 employees before IPO. Led product & technology at Meta ($150B annual transactions) and Life360 (ASX: L360). Founded and sold multiple ventures including StreamNation (acq. by SmugMug) and IronChain.

Engineering background (Arts et Métiers ParisTech) with proven track record scaling consumer technology companies from 0 to IPO/acquisition. Raised over $50M across ventures.

Experience

SkinBit
Co-Founder and CEO
January 2023 - Present (2 years 5 months)
California, United States

Re-inventing dermatology

Pr0duct1sm
Principal Consultant
June 2024 - Present (1 year)
California, United States

Meta
Senior Director of Product Management
March 2022 - March 2024 (2 years 1 month)
Menlo Park, California, United States

Life360
Chief Product Officer
July 2020 - March 2022 (1 year 9 months)
San Francisco Bay Area

QRails, Inc.
Advisor
November 2019 - March 2022 (2 years 5 months)

QRails is a next generation issuing processor focused on managing card programs for fintech companies. As an advisor I currently work with the CEO and the executive team on identifying business opportunities and product improvements.

The CPO Concierge
Consultant - Interim Chief Product Officer
March 2019 - March 2022 (3 years 1 month)
Menlo Park

Since the sell of IronChain, I have been focused on helping entrepreneurs and CEOs on various fields:
- Company vision and positioning
- Product & growth strategy
- Go to market strategy

IronChain Capital
Founder, CEO & Chief Product Officer
September 2017 - March 2019 (1 year 7 months)
San Francisco Bay Area

IronChain was the first family of crypto index funds offering a broad and diversified exposure to the cryptocurrency asset class. The funds were available to investors throughout the world via 3 different funds: IronChain Investment Trust I, IronChain MiX10 Partners and IronChain MiX10 Cayman.

We successfully sold the company to Liquid Digital Capital Management in NY in March 2019.

After founding the company in September 2017, I have been involved on the following points:
- Worked intensively with lawyers and created 3 funds without prior knowledge of fund creation and management
- Raised $2.5m in funding from top tier VCs (Matrix Partners, Montage Ventures) Grew the product and engineering team to 12 people in San Francisco, Paris and Moscow
- Registered the first RIA/Robo-advisor 100% dedicated to cryptocurrencies
- Filled for a broker/dealer license and money transmission license throughout the USA
- Built an entire compliance program in partnership with 3rd party consultants and vendors
- Led the product development efforts and engineering:
-- Shipped a web portal and a mobile application with fully automated KYC, investor accreditation and reporting supported by a compliant back office
-- Built a fully integrated back-office with direct connections to all main blockchains and exchanges
-- Designed key management security protocols for our wallets
- Build an automated outreach program to cover more than 10M high net-worth households in the USA without ad spending
- Established distribution partnerships with brokers and asset raisers in Asia, Europe and USA

Matrix
Entrepreneur In Residence
December 2016 - September 2017 (10 months)
Palo Alto

Joined Matrix Partners in December 2016 after the sell of StreamNation to SmugMug. I incubated IronChain while at Matrix and left when the project was mature enough.

As an Entrepreneur in Residence I worked mainly on the following topics:
- New fintech innovations in terms of payments and loans Blockchain based remittances
- Crypto/Fiat wallets
- Decentralized finance
- API-based fintech infrastructures

While focusing on those areas, my main interactions with the partners and the portfolio companies were:

- Help partners identify opportunities

- Participate in investment committee and company presentations

- Be a sounding board to founders

- Explore new business opportunities

Tango Me
Consultant - Interim President
August 2016 - December 2016 (5 months)
Mountain View

Tango was the very first company to offer video calls using p2p technology on mobile phone. The company raised more than $350M and had 100M MAU at its peak. I joined the company as president to work on new initiatives leveraging Tango's massive user base.

Short term mission to help the CEO identify new opportunities.

As interim-president, I was responsible for a team of 60 people (10 product managers, 4 designers and 46 engineers, 4 direct reports). My main responsibilities were:
- Identify new product opportunities
- Market research and user surveys
- Define the product road map
- Manage the product delivery and QA
- Identify new partners Identify potential acquisitions

During my tenure, worked on 4 key initiatives (confidentials) from wallets to AI and a new type of mobile carrier, shipped MVPs to users and gathered valuable insights.

StreanNation (acquired by SmugMug)
Founder - CEO & Chief Product Officer
January 2012 - August 2016 (4 years 8 months)
San Francisco Bay Area

StreamNation was one of the first personal media center leveraging machine learning to intelligently enrich personal photos and videos with metadata.

StreamNation has been sold to SmugMug in August 2016.

As Founder and CEO, responsible for:

- Raised $4M from Luminari Capital, (Roku, The Athletic), Edgar Bronfman Jr. (Chairman of the board), Montage Ventures (Funding Circle, Bread), Tony Vinciquerra (CEO of Sony Pictures) and Great Oaks (Bonobo, Houzz, Pluto TV)
- Grew and led a team of 18 people between San Francisco and Paris
- Led the product team (3 product managers and 1 designer) and delivered a multi- screen experience (mobile, web, tablet and TV) leveraging rapid prototyping, fast sprints and agile methodologies
- Leveraged social networks and marketing automation to grow the sign ups to 10,000/day with no advertising spent
- Reached $3M ARR and 25,000 paid users
- Led the acquisition of Picturelife in New-York

Milestone Factory
Owner
July 2010 - January 2016 (5 years 7 months)

Personal investment vehicle dedicated to early stage startups mainly at pre-seed or seed stage.

Restopolitan
Investor
August 2010 - December 2015 (5 years 5 months)

The Founder Institute
Mentor
May 2010 - January 2014 (3 years 9 months)

Try to help my fellow entrepreneur by sharing what I learned from my experiences

Plizy
Founder, CEO & Chief Product Officer
November 2010 - January 2013 (2 years 3 months)
San Francisco Bay Area

Plizy was the first iPad app to offer a linear video watching experience based on users' interests. The team built and patented a unique technology (patent #FR2973133 A1 registered with the INPI) leveraging a catalog of more than 10 million highly curated video content through content partnerships (Revision3, TubeMogul and more) as well as publicly available content. The app has been downloaded more than 5 million times and has been featured on a regular basis by iTunes. The company raised $4M from Atlas Ventures. In January 2013, the team decided to pivot the company and launched StreamNation.

Dealissime
Investor
August 2010 - July 2011 (1 year)

Deezer
3 years 10 months

Chairman
January 2010 - November 2010 (11 months)

Co-Founder - CEO& Chief Product Officer - Chairman
February 2007 - January 2010 (3 years)
Paris Area, France

Deezer has been the pioneer of the on demand music streaming offering. Created and launched in 2007, the company was the very first to offer a freemium model (Ad-supported + premium).
Some of the things we achieved:
- we managed to sign the very first licensing deal with the major labels and all the copyright owners which lead to the creation of a catalog of more than 10M acts
- we grew the company to 100 employees and more than 10M MAU in France and more than 35M MAU worldwide
- we raised $10M with Idinvest the largest french VC (Dailymotion, Criteo (NASDAQ), Zenly (acq Snapchat)
- we launched the very first music streaming app on iOS a few months after the release of the app store
- we purchased Wormee from Orange and signed an exclusive distribution deal bundling our mobile offer with their unlimited data subscription
- we fostered the development of an anti-piracy law in France (HADOPI)

Deezer is now valued at $1.16B => https://variety.com/2018/digital/news/deezer-150m-funding-rotana-partnership-1202893323/

MagicParty
Founder, CEO & Chief Product Officer
April 2005 - December 2006 (1 year 9 months)
Paris, Beijing, Shanghai

MagicParty was an in-game advertising network. The company was leveraging the massive growth of online gaming in Asia to deliver ads directly into video game environment.

MagicParty has been acquired by NGI Incorporated in Beijing in December 2006.

As Founder and CEO, responsible for:
- Raising €1M with french business angels
- Building a team of 10 engineers in Paris
- Building a team of 95 people in Shanghai to lead integration, customer support and traffic management with the help of NGI our local partner
- Designing and patenting a unique ad-server technology (patent #FR2897961 A1 registered at the INPI)
- Establishing partnerships in Europe (Ubisoft, Nadeo, Take 2 Interactive) and China (Senda, Sohu, Tencent...) with video game publishers leading to an audience of 100M gamers

CALYON
Analyst
December 2004 - September 2005 (10 months)

VIGAO
Founder & CEO
September 2003 - April 2005 (1 year 8 months)

ViGaO is a consulting company dedicated to video games. Our customers are Take - Two Interactive, Roland Berger, Ubisoft and many others. Our scope of expertise comprises: micro transaction market and online strategy, development of dashboards and key metrics, dedicated market research.

Darkworks
CFO Assistant
September 2003 - July 2004 (11 months)

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Education

ESSEC Business School
MBA, Finance · (2003 - 2005)

Arts et Métiers - École Nationale Supérieure d'Arts et Métiers

Master, Mechanical Engineering, IT · (2000 - 2003)